

03053323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 20 2003 WASH. D.C.

SEC FILE NUMBER
8-51458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUTCHINSON / IFRAH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12511 Cantrell Road
(No. and Street)

Little Rock (City) AR (State) 72223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK IFRAH 501-223-9190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS AND THOMAS, LLP
(Name – *if individual, state last, first, middle name*)

201 EAST MARKham, Suite 500 (Address) LittleRock (City), AR (State) 72201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PATRICK IFRAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUTCHINSON/IFRAH, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON/IFRAH, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity from the statement of financial condition	$	78,646
Deductions		
Non-allowable assets:		
Advance to stockholder		(40,000)
Receivables in excess of 30 days		(111)
Prepaid expenses		(3,630)
Refundable income taxes		(700)
Other		(741)
Net capital before haircuts on securities positions		33,464
Haircuts on securities positions		(494)
Net capital	$	32,970

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition		
Trade accounts payable	$	622
Accrued trail fees and commissions payout		9,337
Aggregate indebtedness	$	9,959
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$	664
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	27,970
Excess net capital at 1000%	$	31,974
Ratio of aggregate indebtedness to net capital		.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2002)

No material differences exist between the Net Capital, as reported in Schedule I and Net Capital, as reported in the Company's unaudited filing of Part II of the FOCUS report.

VIA FACSIMILE (501) 223-0343


NASD

May 7, 2002

Mr. Patrick Ifrah
Hutchinson/Ifrah, Inc.
12511 Cantrell Road, Suite 105
Little Rock, AR 72223

Dear Mr. Ifrah:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (Reports to Be Made by Certain Brokers and Dealers). The report as submitted appears deficient in that it did not contain the following:

1) Facing Page (Form X-17A-5 Part III), pursuant to 1998 Regulatory & Compliance Alerts, Volume 12, Number 1; and

** 2) A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding initial unaudited FOCUS Part IIA, filed on January 17, 2003, if material differences existed, or if no material differences existed, a statement so stating, pursuant to SEC Rule 17a-5(d)(4).

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact James A. Dicus, Jr., Compliance Specialist, at (504) 522-6527.

Sincerely,



Brian J. Hartmann
Supervisor of Examiners

BJH/kr

New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA
70163-0802

tel 504 522 6527
fax 504 581 3699
www.nasd.com

cc: U.S. Securities and Exchange Commission
Central Regional Office
1801 California Street, Suite 4800
Denver, CO 80202-2648

U.S. Securities and Exchange Commission
SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

Thomas & Thomas LLP
201 E. Markham, Suite 500
Little Rock, AR 72201